

January 2, 2014

Via E-mail
Sean Markowitz
General Counsel
The New Online Company
750 West John Carpenter Freeway, Suite 700
Irving, TX 75039

> **Re:** **The New Online Company**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed December 23, 2013**
> **File No. 001-36219**

Dear Mr. Markowitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Exhibit 99.1 Information Statement

Business, page 13

1. We note your response to comment 6 from our letter dated December 19, 2013 including that your business typically monetizes ad placement through impressions served and only sometimes on a cost per click basis. Please revise your disclosure to add context to these differing monetization methods by disclosing the percentage of ad served, for example, that each method represents.

Planning and Buying, page 16

2. We note your response to comment 10. Please revise your disclosure to briefly discuss your Smart Planning product explained in greater detail in your response.

Risk Factors, page 23

Privacy concerns could lead to legislative and other limitations on our ability…, page 37

3. We note your response to comment 16. Please revise to disclose your policy or practices regarding retention and timetables to destroy user information. We note that the MediaMind platform may utilize IP addresses, for example.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 47

4. We note your response to comment 19. Please expand footnote 1 on page 48 to disclose why the final amount of cash and working capital to be contributed to The New Online Company at the closing of the transaction may be materially different from the amounts shown in the pro forma adjustment.

5. We note your disclosure in footnote 1 on page 48 that, prior to closing, DG is expected to incur transaction costs that will range from $20 million to $25 million. We also note in footnote 1 on page 49 that The New Online Company is responsible for all transactions costs incurred by DG in connection with the merger and spin-off transactions. In this regard, please explain to us why all closing costs are not reflected in the pro forma balance sheet.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 49

6. We note your response to prior comment number 24. We note your plans to reduce corporate overhead in many ways, including the elimination of the executive chairman, that currently are shown as 44% of DG's total corporate overhead in the carve out financials. If there is reliable, documented evidence in support of a pro forma adjustment for corporate overhead expenses that will approximate 70% to 75% of total current DG corporate overhead going forward, please explain why this increase is not reflected in the pro forma adjustments.

Sean Markowitz
The New Online Company
January 2, 2014
Page 3

Management's Discussion and Analysis…, page 51

Overview, page 51

7. We note the significant goodwill impairment for 2012, and the contributing factors of "revenues and operating results sufficiently below our forecasts…and weaker market conditions and trends than expected." Since this impairment was attributable to your online advertising business which is being separated from your television business, disclose management's explanation for why operating results and future prospects in your online advertising business, primarily your MediaMind platform, were far below expectations and how they are focusing on improving results. Tell us your how future prospects which were "far below expectations" during your impairment test compared with higher revenue growth, lower operating loss, and higher cash flows from operations during the nine months ended September 30, 2013. Discuss whether the spin-off and/or merger were strategized in response to the underlying causes of the impairment or how the impairment otherwise relates to these transactions.

Note 2 Summary of Significant Accounting Policies, page F-29

Revenue Recognition, page F-29

8. We note your response to prior comment number 32. We also note that you earn trading revenue that consists primarily of buying display media for customers from multiple ad agencies. Please explain and disclose your revenue recognition policy regarding the trading revenue stream. Furthermore, please explain whether your trading services are included in your campaign management and deployment product arrangements; and if they are included, please explain whether and how you allocate trading services consideration in the campaign management and deployment product arrangement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director